NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS EXPANDS COLEMAN OEM BUSINESS WITH NEW TOOLING ORDER FOR AIR PUMPS

HONG KONG — September 17, 2008 — Highway Holdings Limited (NasdaqCM:HIHO) today announced it has received a tooling order for a new series of battery-operated air pumps from The Coleman Company, Inc., located in Wichita, Kansas. Terms were not disclosed.

This expanded tooling business follows the awarding of a similar tooling order in April 2007 and subsequent pump orders - representing a year-to-date value of approximately $1.2 million. The company expects this new tooling order will develop into additional air pump orders in much the same way that business developed once the company received its initial tooling order in 2007.

The air pumps are produced at the company’s Golden Bright Plastic Manufacturing subsidiary, an operation acquired by Highway Holding in September 2006.

Highway Holdings commenced its OEM relationship with Coleman early in 2007 with an initial order to produce radio units for another Coleman product line.

“The new tooling order represents an opportunity to further expand our relationship with a highly respected brand, while also demonstrating our company’s diverse manufacturing capabilities and quality to other prospective customers. We are gratified by the continued confidence of Coleman and look forward to additional business opportunities,” said Roland Kohl, president and chief executive officer.

About Highway Holdings:
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and complete products. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.